NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT

December 29, 2005 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) announces that it has entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it has agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000.

All securities issued in connection with the private placement will be subject to a minimum four month hold period. The proceeds from the private placement will be used for exploration on Bonanza’s Martiniere Gold Project. The Martiniere Gold Project property was acquired by Bonanza by way of its merger with International Taurus Inc. in March 2005.

The Martiniere property is located mainly in Martiniere Township, Quebec, 600 kilometres northwest of Montreal. Bonanza’s Fenelon Gold Project is 30 kilometres to the east. Bonanza owns 100 percent of the 226 unpatented Martiniere crown mining claims (approximately 3,000 hectares), which are subject to a two percent Net Smelter Return royalty.

Originally identified by a geophysical survey in 1997, the second hole of the initial drill program on the property, MD97-02, intersected massive to semi-massive pyrite mineralization over 13 metres with tourmaline and strong carbonate, sericite, silicification and fuchsite alteration throughout the hole. A subsequent drill program in 1999-2000 completed 21 holes totaling 3,807 meters of drilling. This work further indicated the widespread nature of gold mineralization and suggests that the higher-grade mineralization is contained in veins and shoots, similar to the occurrence at the high-grade Fenelon Gold Project. As previously reported some of the better gold intercepts included:

MD99-11                        5.91 g/t over 6.45 metres
MD99-13                        14.55 g/t over 4.2 meters
MD99-16                        5.96 g/t over 5.25 meters
MD99-17                        9.33 g/t over 0.7 meters

As previously announced a significant new quartz-carbonate vein system has been intersected on the Martiniere property over a 400 meter strike length. There is also considerable potential for the discovery of additional systems of gold mineralization on the remainder of the large Martiniere property. Geophysical work indicates numerous anomalies similar to the discovery, and intercepts of strongly anomalous gold in holes peripheral to the discovery zone indicate that a robust gold system is present.

About Bonanza
Bonanza is gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Pre-Feasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
|resident and Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877)366-4464